UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ALCIDE CORPORATION

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

013742507

(CUSIP Number)

Lawrence T. Bell, Esq.
Senior Vice President, General Counsel and Secretary
Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota 55102
(651) 293-2981

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 013742507

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ecolab Inc. 41-0231510

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 748,246 (1) (see Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 748,246 (1) (see Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.3% (1) (see Items 4 and 5)

14.	Type of Reporting Person (See Instructions) CO

(1)  Includes 143,414 shares of common stock not outstanding but which may be issued upon exercise of options subject to the Stockholder Agreements between Ecolab and certain stockholders of Alcide Corporation (described below)

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share, of Alcide Corporation, a Delaware corporation.  The address of the principal executive offices of Alcide Corporation  is 8561 154th Avenue North East, Redmond, Washington 98052.

Item 2.	Identity and Background

This statement is being filed by Ecolab Inc., a Delaware corporation (“Ecolab”).  Ecolab’s principal business consists of developing and marketing premium cleaning, sanitizing, pest elimination, maintenance and repair products, systems and services for the hospitality, foodservice, institutional and industrial markets.  Ecolab’s principal business address is 370 Wabasha Street North, St. Paul, Minnesota 55102.

Set forth on Schedule A is the name of each of the directors and executive officers of Ecolab along with the present principal occupation or employment of such directors and executive officers and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each such individual, as of the date hereof to Ecolab’s knowledge.  Schedule A also contains the name, place of organization, principal business and address of principal offices with respect to certain stockholders of Ecolab who may be deemed to be a controlling person of Ecolab, as of the date hereof to Ecolab’s knowledge.

During the last five years, neither Ecolab nor, to the knowledge of Ecolab, any party named in Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither Ecolab nor, to the knowledge of Ecolab, any party named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to an Agreement and Plan of Merger, including all exhibits and schedules thereto, dated as of March 11, 2004 (the “Merger Agreement”), among Ecolab, Bessy Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Ecolab (“Merger Sub”), and Alcide Corporation and, subject to the conditions set forth therein, Merger Sub will merge with and into Alcide Corporation and Alcide Corporation will become a wholly owned subsidiary of Ecolab (such events constituting the “Merger”). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Alcide Corporation with Alcide Corporation remaining as the surviving corporation (the “Surviving Corporation”).

As a result of the Merger, each outstanding share of Alcide Corporation common stock will be converted into the right to receive $21.00 to be paid in Ecolab shares of common stock based on a formula of Ecolab’s closing price prior to the effective date of the Merger. In addition, upon consummation of the Merger, all outstanding Alcide Corporation options to purchase Alcide Corporation common stock will be treated as provided for in the Merger Agreement.

The foregoing summary of the Merger is qualified in its entirety by reference to the Merger Agreement that was filed as an exhibit to Alcide Corporation’s Current Report on Form 8-K, filed March 12, 2004, and is incorporated herein in its entirety by this reference.

Item 4.	Purpose of Transaction
The purpose of the acquisition of securities of Alcide Corporation is to enhance Ecolab’s competitive position in the dairy, health care and food processing markets.
(a) - (b)

As described in Item 3 above, this statement relates to the Merger of Merger Sub with and into Alcide Corporation in a statutory merger pursuant to the Delaware General Corporation Law statute. Upon consummation of the Merger, the separate existence of Merger Sub will cease and Alcide Corporation will continue as the Surviving Corporation as a wholly owned subsidiary of Ecolab. Holders of outstanding Alcide Corporation common stock will receive, in exchange for each share of Alcide Corporation common stock held by them,  $21.00 per share to be paid in Ecolab shares of common stock based on a formula of Ecolab’s closing price prior to the effective date of the Merger. In addition, Alcide Corporation options outstanding as of the closing date of the Merger will be treated as provided for in the Merger Agreement.

As a condition to Ecolab entering into the Merger Agreement, each of the individuals set forth on Schedule B (collectively, the “Stockholders”), entered into an Agreement to Facilitate Merger (the “Stockholder Agreement(s)”), dated as of March 11, 2004, with Ecolab. Each Stockholder has agreed to vote his, her or its shares, as the case may be, of Alcide Corporation common stock, and any and all options, warrants and other rights to acquire shares of Alcide Corporation common stock in favor of adoption of the Merger Agreement and approval of the Merger. Each Stockholder’s obligation to vote in this manner applies whether or not the Alcide Corporation board of directors continues to recommend the Merger to Alcide Corporation stockholders. The Stockholders have the right, as of March 11, 2004, to vote a total of 748,246 shares of Alcide Corporation common stock, or approximately 26.3% of the outstanding shares of Alcide Corporation common stock as of such date, including 143,414 shares of common stock not outstanding but which may be issued upon exercise of options subject to the Stockholder Agreements. Each Stockholder has also granted to certain representatives of Ecolab an irrevocable proxy to vote the shares of Alcide Corporation common stock owned by such Stockholder. The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the copy of the Stockholder Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by this reference.

In exercising its right to vote the shares of Alcide Corporation common stock as lawful attorney and proxy of the Stockholders, Ecolab will be limited, at every Alcide Corporation stockholders meeting and every written consent in lieu of such meeting, to vote the shares in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger. The Stockholders may vote the shares on all other matters. The Stockholder Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective and (ii) the date of termination of the Merger Agreement, each in accordance with the terms and provisions of the Merger Agreement.

Pursuant to the Stockholder Agreements, each of the Stockholders has also agreed, among other things, not to offer, sell, assign, pledge, encumber, grant any option to purchase, or otherwise dispose of any shares of Alcide Corporation common stock or any options or warrants to purchase any shares of Alcide Corporation common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of Alcide Corporation common stock. The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the copy of the Stockholder Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by this reference.

(c)	Not applicable.
(d)

It is anticipated that, upon consummation of the Merger, the directors of Merger Sub immediately prior to the Merger shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

(e)	Other than as a result of the Merger described in Item 3 above, not applicable.
(f)	Not applicable.
(g)

The Certificate of Incorporation of Merger Sub shall, by virtue of the Merger, become and thereafter be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with such Certificate of Incorporation and Delaware Law.  The Bylaws of Merger Sub in effect immediately prior to the effective time of the Merger shall be the Bylaws of the Surviving Corporation, until amended in accordance with such Bylaws, the Amended and Restated Certificate of Incorporation and Delaware Law.

(h)-(i)	If the Merger is consummated as planned, Alcide Corporation common stock will be delisted from the Nasdaq National Market and deregistered under the Exchange Act.
(j)

Other than as described above, Ecolab currently has no plans or proposals which relate to, or may result in, any of the matters listed in Item 4(a)-(i) of Schedule 13D (although Ecolab reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer
(a)-(b)

As a result of the Stockholder Agreements, Ecolab may be deemed to be the beneficial owner of 748,246 shares of Alcide Corporation common stock. Such Alcide Corporation common stock constitutes approximately 26.3% of the issued and outstanding shares of Alcide Corporation common stock as of March 11, 2004, including 143,414 shares of common stock not outstanding but which may be issued upon exercise of options subject to the Stockholder Agreements.

Each Stockholder has granted to certain representatives of Ecolab an irrevocable proxy to vote the shares of Alcide Corporation common stock owned by such Stockholder.  In exercising its right to vote the shares of Alcide Corporation common stock as lawful attorney and proxy of the Stockholders, Ecolab will be limited, at every Alcide Corporation stockholders meeting and every written consent in lieu of such meeting, to vote the shares in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger. The Stockholders may vote the shares on all other matters.  The description of the Stockholder Agreements in Item 4 is hereby incorporated by reference.  Nothing herein shall be deemed an admission by Ecolab as to the beneficial ownership of any Alcide Corporation common stock, and Ecolab expressly disclaims beneficial of all Alcide Corporation common stock except to the extent described above.

(c)-(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the Stockholder Agreements, to the best knowledge of Ecolab, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such person or entity and any person or entity with respect to any securities of Alcide Corporation, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
1

Form of Agreement to Facilitate Merger, dated as of March 11, 2004, by and among Ecolab and each of the Stockholders listed on Schedule B, filed as Exhibit (99.2) to Alcide Corporation’s Current Report on Form 8-K, dated March 11, 2004, and is incorporated by reference herein.

2

Agreement and Plan of Merger, dated as of March 11, 2004, by and among Ecolab, Merger Sub and Alcide Corporation, filed as Exhibit (99.1) to Alcide Corporation’s Current Report on Form 8-K, dated March 11, 2004, and is incorporated by reference herein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ECOLAB INC.

Date: March 19, 2004	By:	/s/ Timothy P. Dordell
Timothy P. Dordell
Assistant Secretary

Exhibit Index

Exhibit No.	Description
1

Form of Agreement to Facilitate Merger, dated as of March 11, 2004, by and among Ecolab and each of the Stockholders listed on Schedule B, filed as Exhibit (99.2) to Alcide Corporation’s Current Report on Form 8-K, dated March 11, 2004, and is incorporated by reference herein.

2

Agreement and Plan of Merger, dated as of March 11, 2004, by and among Ecolab, Merger Sub and Alcide Corporation, filed as Exhibit (99.1) to Alcide Corporation’s Current Report on Form 8-K, dated March 11, 2004, and is incorporated by reference herein.

Schedule A

Ecolab Inc.

The name, present principal occupation or employment and country of citizenship of each director and executive officer of Ecolab is set forth below. In addition, the name, place of organization, principal business, and address of the principal office of certain stockholders of Ecolab who may be deemed to be a controlling person of Ecolab is set forth below.

Directors

Name/Present Principal Occupation or Employment	Business Address	Country of Citizenship
Douglas M. Baker, Jr. President and Chief Operating Officer of Ecolab Inc.	Ecolab Inc. 370 Wabasha Street North St. Paul, Minnesota 55102	U.S.A.

Leslie S. Biller Retired Vice Chairman and Chief Operating Officer of Wells Fargo & Company	10877 Wilshire Boulevard, 17th Floor Los Angeles, CA 90024	U.S.A.

Richard U. De Schutter Retired Chairman and Chief Executive Officer of DuPont Pharmaceutical Company	L. B. Gemini, Inc. 1033 Skokie Boulevard, Suite 650 Northbrook, IL 60062	U.S.A.

Jerry A. Grundhofer Chairman, President and Chief Executive Officer of U.S. Bancorp	U.S. Bancorp 800 Nicollet Mall, 23rd Floor Minneapolis, MN 55402-4302	U.S.A.

Stefan Hamelmann Owner of Franz Hamelmann Baugesellschaft GmbH and Franz Hamelmann Projekt GmbH	Henkel KGaA Henkelstrasse 67 40191 Düsseldorf, Germany	Germany

James J. Howard Chairman Emeritus of Xcel Energy Inc.	Xcel Energy Inc. 3000 U.S. Bancorp Center 800 Nicollet Mall Minneapolis, MN 55402	U.S.A.

William L. Jews President and Chief Executive Officer of CareFirst, Inc.	CareFirst, Inc. 10455 Mill Run Circle Owings Mills, MD 21117	U.S.A.

Joel W. Johnson Chairman of the Board, President and Chief Executive Officer of Hormel Foods Corporation	Hormel Foods Corporation 1 Hormel Place Austin, MN 55912-3680	U.S.A.

Jochen Krautter Executive Vice President of Henkel KGaA	Henkel KGaA Henkelstrasse 67 40191 Düsseldorf, Germany	Germany

Ulrich Lehner President and Chief Executive Officer of Henkel KGaA	Henkel KGaA Henkelstrasse 67 40191 Düsseldorf, Germany	Germany

Name/Present Principal Occupation or Employment	Business Address	Country of Citizenship
Jerry W. Levin Chairman and Chief Executive Officer of American Household, Inc.	American Household, Inc. 2381 Executive Center Drive Boca Raton, FL 33431	U.S.A.

Robert L. Lumpkins Vice Chairman and Chief Financial Officer of Cargill, Inc.	Cargill, Inc. 15615 McGinty Road West Wayzata, MN 55391-2398	U.S.A.

Beth M. Pritchard President and Chief Executive Officer of Organized Living, Inc.	Organized Living, Inc. 9851 Lackman Road Lenexa, KS 66219	U.S.A.

Allan L. Schuman Chairman of the Board and Chief Executive Officer of Ecolab	Ecolab Inc. 370 Wabasha Street North St. Paul, Minnesota 55102	U.S.A.

Executive Officers Who Are Not Directors

Name/Present Principal Occupation or Employment	Business Address	Country of Citizenship
L. T. Bell Senior Vice President-Law, General Counsel and Secretary	Ecolab Inc. 370 Wabasha Street North St. Paul, Minnesota 55102	U.S.A.

S. L. Fritze Executive Vice President and Chief Financial Officer	Ecolab Inc. 370 Wabasha Street North St. Paul, Minnesota 55102	U.S.A.

T. W. Handley Executive Vice President-Specialty Sector	Ecolab Inc. 370 Wabasha Street North St. Paul, Minnesota 55102	U.S.A.

L. Iannuzzi Executive Vice President - Europe, Africa and Middle East	Ecolab Inc. 370 Wabasha Street North St. Paul, Minnesota 55102	Italy

D. D. Lewis Senior Vice President - Human Resources	Ecolab Inc. 370 Wabasha Street North St. Paul, Minnesota 55102	U.S.A.

J. A. Miller Executive Vice President - Institutional Sector North America	Ecolab Inc. 370 Wabasha Street North St. Paul, Minnesota 55102	U.S.A.

S. K. Nestegard Vice President-Research, Development and Engineering and Chief Technical Officer	Ecolab Inc. 370 Wabasha Street North St. Paul, Minnesota 55102	U.S.A.

S. D. Newlin President-Industrial Sector	Ecolab Inc. 370 Wabasha Street North St. Paul, Minnesota 55102	U.S.A.

Name/Present Principal Occupation or Employment	Business Address	Country of Citizenship
M. Nisita Senior Vice President - Global Operations	Ecolab Inc. 370 Wabasha Street North St. Paul, Minnesota 55102	U.S.A.

D. J. Schmechel Vice President and Controller	Ecolab Inc. 370 Wabasha Street North St. Paul, Minnesota 55102	U.S.A.

J. P. Spooner President - International	Ecolab Inc. 370 Wabasha Street North St. Paul, Minnesota 55102	U.S.A.

Controlling Persons

Name/Present Principal Occupation or Employment	Business Address	Country of Organization
Henkel Chemie VmbH	Henkelstrasse 67 Postfach 1100 40191 Düsseldorf Germany	Germany

HC Investments, Inc.	1105 North Market Street Suite 1300 Wilmington, DE 19899	U.S.

Schedule B

Stockholder	Number of Shares Beneficially Owned
John Richards	67,456	(1)

Loeb Investors Co. V	201,946

Loeb Investors Co. 105	26,964

Loeb Partners Corp.	61,154

Thomas L. Kempner	491,135	(2)

Thomas L. Kempner 401 (k)	3,000

CML Trust FBO Thomas Kempner	79,770

CML Trust FBO Alan H. Kempner Jr.	63,773

5/19/64 Trust FBO Alan Kempner, Jr. Children	9,967

5/19/64 Trust FBO Thomas Kempner Children	5,781

Kempner Foundation	800

Nan Kempner	3,478

Estate of Margaret L. Kempner	2,793

James Winter	6,550	(3)

Kere Kemp	42,440	(4)

Joseph A. Sasenick	102,472	(5)

William G. Spears	33,539	(6)

Charles Baker	4,654	(7)

Total:	748,246

(1) Includes 40,800 shares issuable upon the exercise of options.

(2) 31,709 shares are held by Mr. Kempner individually. 201,946 shares of Common Stock are held by Loeb Investors Company V and 26,964 shares are held by Loeb Investors Company 105, for which entities Mr. Kempner serves as Managing Partner. 230,516 shares are held in family trusts and other entities for which Mr. Kempner serves as either a trustee or has shared voting and dispositive power.  These trusts and entities include Loeb Partners Corp., Thomas L. Kempner 401 (k), CML Trust FBO Thomas Kempner,  CML Trust FBO Alan H. Kempner Jr., 5/19/64 Trust FBO Alan Kempner, Jr. Children,  5/19/64 Trust FBO Thomas Kempner Children, Kempner Foundation, Nan Kempner and the Estate of Margaret L. Kempner.

(3) Includes 6,200 shares issuable upon the exercise of options.

(4) Includes 33,800 shares issuable upon the exercise of options.

(5) Includes 46,000 shares issuable upon the exercise of options.

(6) Includes 11,960 shares issuable upon the exercise of options.

(7) Includes 4,654 shares issuable upon the exercise of options.